SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March, 2004

HDFC BANK LIMITED

(Translation of registrant’s name into English)

‘HDFC Bank House’, Senapati Bapat Marg,
Lower Parel (West), Mumbai 400 013, India
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Yes ☐	No ☒

EXHIBIT INDEX
SIGNATURES
EX-1 FINANCIAL STATEMENTS OF HDFC BANK LIMITED

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Financial Statements of HDFC Bank Limited prepared in accordance with US GAAP.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 10, 2004	HDFC BANK LIMITED

	By:	/s/ Vinod Yennemadi Name : Vinod Yennemadi Title: Country Head- Finance, Taxation, Administration and Secretarial

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